UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

At Home Group Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

04650Y100
(CUSIP Number)

June 6, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	04650Y100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Isomer Partners LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,800,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,800,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,800,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN, IA

* Based on a total of 64,041,196 shares of Common Stock outstanding as of June 3, 2019, as set forth in the Issuer’s Form 10-Q filed on June 6, 2019 and 500,000 additional shares of Common Stock issuable upon the exercise of options.

CUSIP No.	04650Y100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Isomer Partners GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,800,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,800,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,800,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, HC

* Based on a total of 64,041,196 shares of Common Stock outstanding as of June 3, 2019, as set forth in the Issuer’s Form 10-Q filed on June 6, 2019 and 500,000 additional shares of Common Stock issuable upon the exercise of options.

CUSIP No.	04650Y100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Isomer Master Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,800,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,800,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,800,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

* Based on a total of 64,041,196 shares of Common Stock outstanding as of June 3, 2019, as set forth in the Issuer’s Form 10-Q filed on June 6, 2019 and 500,000 additional shares of Common Stock issuable upon the exercise of options.

CUSIP No.	04650Y100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Isomer Partners Fund GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,800,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,800,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,800,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, HC

* Based on a total of 64,041,196 shares of Common Stock outstanding as of June 3, 2019, as set forth in the Issuer’s Form 10-Q filed on June 6, 2019 and 500,000 additional shares of Common Stock issuable upon the exercise of options.

CUSIP No.	04650Y100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mendel Hui

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,800,000

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,800,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,800,000

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%*

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC

* Based on a total of 64,041,196 shares of Common Stock outstanding as of June 3, 2019, as set forth in the Issuer’s Form 10-Q filed on June 6, 2019 and 500,000 additional shares of Common Stock issuable upon the exercise of options.

CUSIP No.	04650Y100

Item 1.	(a).	Name of Issuer:

At Home Group Inc.

	(b).	Address of Issuer's Principal Executive Offices:

1600 East Plano Parkway
Plano, Texas 75074

Item 2.	(a) – (c)	Name, Principal Business Address, and Citizenship of Persons Filing:

Isomer Partners LP – Delaware Isomer Partners GP LLC – Delaware
Isomer Master Fund LP – Cayman Islands Isomer Partners Fund GP LLC – Delaware Mendel Hui – U.S.A.

Isomer Partners LP, Isomer Partners GP LLC, Isomer Partners Fund GP LLC and Mendel Hui: 747 Third Avenue, 26th Floor New York, New York 10017
United States of America Isomer Master Fund LP: c/o Mourant Governance Services (Cayman) Limited 94 Solaris Avenue Camana Bay PO Box 1348 Grand Cayman KY1-1108 Cayman Islands

	(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

	(e).	CUSIP Number:

04650Y100

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Isomer Partners LP – 3,800,000
Isomer Partners GP LLC – 3,800,000
Isomer Master Fund LP – 3,800,000
Isomer Partners Fund GP LLC – 3,800,000
Mendel Hui – 3,800,000

(b)	Percent of class:

Isomer Partners LP – 5.9%
Isomer Partners GP LLC – 5.9%
Isomer Master Fund LP – 5.9%
Isomer Partners Fund GP LLC – 5.9%
Mendel Hui – 5.9%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Isomer Partners LP – 0
Isomer Partners GP LLC – 0
Isomer Master Fund LP – 0
Isomer Partners Fund GP LLC – 0
Mendel Hui – 0

(ii)	Shared power to vote or to direct the vote

Isomer Partners LP – 3,800,000
Isomer Partners GP LLC – 3,800,000
Isomer Master Fund LP – 3,800,000
Isomer Partners Fund GP LLC – 3,800,000
Mendel Hui – 3,800,000

(iii)	Sole power to dispose or to direct the disposition of

Isomer Partners LP – 0
Isomer Partners GP LLC – 0
Isomer Master Fund LP – 0
Isomer Partners Fund GP LLC – 0
Mendel Hui – 0

(iv)	Shared power to dispose or to direct the disposition of

Isomer Partners LP – 3,800,000
Isomer Partners GP LLC – 3,800,000
Isomer Master Fund LP – 3,800,000
Isomer Partners Fund GP LLC – 3,800,000
Mendel Hui – 3,800,000

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

(b) The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 2019
(Date)

Isomer Partners LP

By: /s/ Mendel Hui
(Signature)

Managing Member of its General Partner
(Name/Title) Isomer Partners GP LLC

By: /s/ Mendel Hui
(Signature)

Managing Member
(Name/Title)

Isomer Master Fund LP

By: /s/ Mendel Hui
(Signature)

Managing Member of its General Partner
(Name/Title)

Isomer Partners Fund GP LLC

By: /s/ Mendel Hui
(Signature)

Managing Member
(Name/Title)

/s/ Mendel Hui
(Signature)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

AGREEMENT

The undersigned agree that this Schedule 13G dated June 14, 2019 relating to the Common Stock, par value $0.01 per share of At Home Group Inc. shall be filed on behalf of the undersigned.

June 14, 2019
(Date)

Isomer Partners LP

By: /s/ Mendel Hui
(Signature)

Managing Member of its General Partner
(Name/Title) Isomer Partners GP LLC

By: /s/ Mendel Hui
(Signature)

Managing Member
(Name/Title)

Isomer Master Fund LP

By: /s/ Mendel Hui
(Signature)

Managing Member of its General Partner
(Name/Title)

Isomer Partners Fund GP LLC

By: /s/ Mendel Hui
(Signature)

Managing Member
(Name/Title)

/s/ Mendel Hui
(Signature)